Morgan Stanley Technology Fund
522 Fifth Avenue
New York, NY 10036

July 30, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:	Morgan Stanley Technology Fund
(File No. 33-87472)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Technology Fund (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 19 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about July 30, 2009.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.
Response 1. This Commission response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.	We remind the Fund of its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the Investment Company Act of 1940 (the “1940 Act”). Please ensure the Fund is in compliance with this Rule in respect of its fidelity bond filings for 2007 and 2008.
Response 2. The Fund is now in compliance with its fidelity bond filings under Rule 17g-1(g).

Comment 3.	Please ensure that the current name of the Fund is accurately listed on the “Series and Classes” screen in the EDGAR system.
Response 3. We have verified that the current name of the Fund is listed on this screen.

COMMENTS TO THE PROSPECTUS

Comment 4.	To the extent the Fund invests in securities relevant to the credit crisis (i.e. derivatives such as swaps), consider adding risk disclosure about the credit crisis and related market turbulence.
Response 4. The derivatives disclosure has been revised and is now included in the Principal Investment Strategy and Principal Risk sections. As the Fund currently intends to invest in derivatives to a limited extent, we believe that the revised risk disclosure is appropriate.

Comment 5.	Please ensure that the statement required by Item 1(a)(4) of Form N-1A appears on the front cover page of the Prospectus
Response 5. We confirm that the statement required by this Item appears on the front cover page of the Prospectus.

Comment 6.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.
Response 6. This line item is not applicable to the Fund at this time.

Comment 7.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that the footnotes following the Fee Table and the Average Annual Total Return table are required or permitted by the Form. Any such footnotes not required or permitted by the Form should be deleted.
Response 7. The footnotes to the Fee Table that are not required or permitted by the Form have been deleted. We have retained the footnotes to the Average Annual Total Return table that describe the Fund’s benchmarks as we believe that these footnotes provide investors with data necessary to assess the performance of the benchmarks against the performance of the Fund.

Comment 8.	With respect to footnote 6 to the Fee Table, please provide a numerical example as to how the expense ratio may be affected by a change in average net assets. A suggestion is to choose the amount of net asset from a certain recent date and project forward.
Response 8. This footnote has been deleted.

Comment 9.	Please ensure that the Annual Fund Operating Expense table is updated in the Fund’s next filing under Rule 485(b).
Response 9. The Annual Fund Operating Expense table has been updated with current Fund expenses.

Comment 10.	The disclosure contained in the footnote marked by an asterisk under the Example table is repeated in the text immediately preceding the Example table. Consider deleting this footnote.

Response 10. We respectfully acknowledge the comment, however we believe that this footnote, which is tied only to the 10-year Class B amount in the Example, clarifies what comprises this amount.

Comment 11.	In the section titled “Sale of Fund Shares” on page 6, the dislosure states that “You can redeem some or all of your Fund shares at any time...”. If investors are not able to redeem on weekends or holidays, please clarify the disclosure.
Response 11. Shares may be redeemed through Morgan Stanley’s automated telephone system 24 hours a day, seven days a week. Details regarding this system are included in the “How to Sell Shares” section of the Prospectus.

Comment 12.	The disclosure in the first paragraph of the Principal Investment Strategy section states that the Fund will invest at least 80% of its assets in companies considered “to rely extensively on technology, science and communications in their product development or operations...” In light of the requirements of Rule 35d-1, please provide an explanation of how communications falls within the technology industry.
Response 12. The companies in which we invest that fall within the communications industry are companies that rely extensively on technology. This is evident in the importance of technological advances in communications equipment, including hardware and software, which are key drivers in moving the communications industry forward.

Comment 13.	In the first paragraph in the section titled “Principal Investment Strategies”, the disclosure indicates that derivative instruments will be counted towards the Fund’s 80% investment policy to the extent that the derivatives in which the Fund invest have “economic characteristics” similar to the securities included within that policy. Please explain what economic considerations are analyzed in making this determination.
Response 13. In the release adopting Rule 35d-1, the Staff of the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its 80% “names rule” basket only if the exposure has economic characteristics similar to equity securities of U.S. issuers. For example, the Fund may count the notional value of a futures contract on an equity security of a technology company towards its 80% “names rule” basket.

Comment 14.	Please confirm whether the Adviser utilizes an asset / income test to determine whether a company is considered to be a technology company. If so, consider revising the disclosure accordingly.
Response 14. The Adviser bases its determination of whether a company is considered to be a technology company on the company’s industry classification, as opposed to an asset or income test.

Comment 15.	Disclosure in the section titled “Fund Management” states that “Members of the [portfolio management] team collaborate to manage assets of the Fund.” Please confirm whether members of the portfolio management team other than those specifically named collaborate to manage assets of the Fund.
Response 15. There are members of the Quantitative and Structured Solutions team other than those listed that collaborate to manage the assets of the Fund; however, we do not name them because they are not primarily responsible for the day-to-day management of the Fund.

Comment 16.	In the section titled “Fund Management”, please ensure that the disclosure regarding the experience of the Investment Adviser and Sub-Adviser complies with the requirements of Item 10(a)(1)(i) of Form N-1A.
Response 16. We believe that the disclosure in the first and second paragraphs of the referenced section provides the disclosure required by Item 10(a)(1)(i).

Comment 17.	In the third sentence of the second paragraph on the back cover of the Prospectus, please specify which documents shareholders may request.
Response 17. The disclosure has been revised as requested.
COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 18.	Fundamental Investment Restriction No. 1 discusses the Fund’s concentration policy. We note that this policy not to concentrate in any one industry includes an exception for the communications and information industry. Please clarify whether this restriction (a) complies with the Fund’s 80% policy described in the Prospectus and (b) complies with the Instruction to Item 16(c)(1).
Response 18. The current construction of the restriction complies with the Fund’s 80% policy as these are the two industries in which the Fund concentrates in order to invest at least 80% of its assets in securities of companies that rely extensively on technology, science and communications. We note that there are other companies in which the Fund invests that permit the Fund to pursue its 80% policy, however, the Fund does not concentrate in the industries of those companies. In addition, we believe that the construction of this policy complies with the Instruction to Item 16(c)(1). Finally, we note that this is a fundamental policy and would require a shareholder vote to change.

Comment 19.	Fundamental Investment Restrictions 3 (borrowing) and 6 (senior securities) indicate that the Fund may engage in these activities to the extent permitted by the rules. Explain what is permitted under these policies. For example, how much may the Fund borrow under the Investment Company Act of 1940.
Response 18. A discussion of these policies is set forth under “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.”

Comment 20.	In the section entitled “Fund Management—Other Accounts Managed by the Portfolio Managers”, please consider converting this disclosure to a tabular format.
Response 18. We respectfully acknowledge the comment, but believe the current disclosure to be adequate.
     As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6984 (tel) or (646) 452-4831 (fax). Thank you.

Best regards,

/s/ Eric Griffith

Eric Griffith

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